80

16001873

ION

SEC Processing Section

MAR 01 2016

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS2 Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd.
(No. and Street)

Philadelphia	PA	19112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

751 Arbor Way, Suite 200	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS2 Capital Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Detwiler
Signature

General Counsel and Chief Compliance Officer
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LESLEY ALISON SNYDER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires July 30, 2019

Sworn to and subscribed before me this 24th day of February 2016.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

FS² Capital Partners, LLC

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
FS^2 Capital Partners, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of FS^2 Capital Partners, LLC (the Company) as of December 31, 2015 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FS^2 Capital Partners, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Blue Bell, Pennsylvania
February 24, 2016

FS² Capital Partners, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	14,988,304
Accounts receivable		741,747
Due from affiliates		119,309
Prepaid expenses		1,302,833
Property and equipment, net of accumulated depreciation of $614,183		508,400
Total assets	$	17,660,593
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	1,190,090
Accounts payable and accrued expenses		4,826,713
Total liabilities		6,016,803
Commitments and Contingencies (Note 5)		
Member's Equity		11,643,790
Total liabilities and member's equity	$	17,660,593

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS[2] Capital Partners, LLC (the "Company") was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and serves as the dealer manager in connection with the continuous public offering of shares by FS Energy and Power Fund ("FSEP"), FS Investment Corporation III ("FSIC III") and FS Investment Corporation IV ("FSIC IV"). The Company also serves as the dealer manager in connection with the continuous public offering of shares by FS Global Credit Opportunities Fund—A ("FSGCO—A") and FS Global Credit Opportunities Fund—D ("FSGCO—D," and, together with FSGCO—A, the "FSGCO Offered Funds"), which invest substantially all of their net assets in FS Global Credit Opportunities Fund, a separate management investment company with the same investment objectives and strategies as the FSGCO Offered Funds. The Company previously served as the dealer manager in connection with the continuous public offering of shares by FS Investment Corporation II ("FSIC II" and, collectively with FSEP, the FSGCO Offered Funds, FSIC III and FSIC IV, the "Funds"). The Company may also serve as the dealer manager in connection with offerings by other entities sponsored by Holdings. FSIC II closed its continuous public offering of shares to new investors in March 2014. The Company does not custody customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Property and Equipment: Property and equipment, which includes leasehold improvements, are stated at cost. Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the related assets using principally the straight-line method. The estimated useful lives for furniture, fixtures and equipment range from three to five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated economic life of the improvements or the lease term.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2012.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 31, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statement.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and annual and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact of adopting this new standard on it financial statement disclosures.

Economic Dependence: On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make, and the Company has agreed to accept, future capital contributions in amounts to be determined in the sole discretion of Holdings. It is the intent of Holdings to make periodic contributions to cover net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2015) through February 24, 2016, which represents the date the financial statement was issued.

Note 2. Related Party Transactions

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. Amounts related to these services were $1,190,090 at December 31, 2015 and are included in due to affiliate on the statement of financial condition.

Note 3. Property and Equipment

Property and equipment consists of the following:

	2015
Computer equipment	$ 753,235
Furniture and fixtures	314,407
Leasehold improvements	54,941
Less accumulated depreciation	(614,183)
	$ 508,400

Note 4. Commission Expenses

As of December 31, 2015, the Company's wholesalers receive up to 60 basis points on the gross equity capital raised on behalf of the Funds during their offering stages excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 5 basis points on the gross equity capital raised on behalf of the Funds during their offering stages, excluding proceeds raised pursuant to the Fund's distribution reinvestment plans. At December 31, 2015, $761,362 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 5. Commitments and Contingencies

Legal and Other Loss Contingencies: The Company is not currently subject to any material legal proceedings, nor, to its knowledge, is any material legal proceeding threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon its financial condition or results of operations. Accordingly, no provision for any legal or other loss contingencies has been made in the financial statement.

Leasing Activities: The Company currently leases office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. The Company previously leased office space in Philadelphia, Pennsylvania from Holdings under a sublease to an operating lease agreement that was terminated without penalty in February 2015. The Company leases office space in Washington, DC from Holdings under a sublease to an operating lease agreement that expires in April 2018. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in March 2021. Future aggregate minimum lease payments are as follows:

Note 5. Commitments and Contingencies (Continued)

Years Ending December 31,		
2016	$	652,305
2017		813,824
2018		809,837
2019		810,878
2020		829,790
Thereafter		2,784,448
	$	6,701,082

Wholesaler Bonus Plan: Effective January 1, 2012, the Company adopted the FS² Capital Partners, LLC Wholesaler Bonus Plan (the "Plan") for the benefit of qualifying full-time employees of the Company, pursuant to which certain qualifying employees are eligible to receive performance-based awards in the form of cash or shares of an investment product sponsored by Holdings. Subject to limited exceptions, participants are not entitled to receive any award under the Plan unless they are employed by the Company on the date that the award is delivered. Bonuses under the Plan are awarded at the Company's discretion. Cash awards are recognized as compensation expense in the year granted. Share awards are recognized as compensation expense ratably over the vesting period. The Company expects to recognize the 2013 share awards of $183,886 in compensation expense during the year ending December 31, 2016.

Advance Commissions: Beginning in 2016, the Company will begin advancing commissions in connection with the continuous public offering of shares by FSIC IV. The amount of advanced commission paid will be 2.55% of gross equity capital raised. Advance commissions may be paid in connection with other Funds in the future.

Note 6. Net Capital Requirement

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $9,236,052, which was $8,834,932 more than required net capital of $401,120 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 at December 31, 2015.